Exhibit 3.1

AMENDMENT TO THE SECOND AMENDED AND RESTATED

BYLAWS OF GREENLANE HOLDINGS, INC.

Pursuant to Article VII of the Amended and Restated Certificate of Incorporation, as amended, of Greenlane Holdings, Inc., a Delaware corporation (the “Corporation”), Article VI of the Second Amended and Restated Bylaws (as amended heretofore, the “Bylaws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Corporation are hereby amended as follows:

Section 1.6 of Article I (Stockholders) is hereby deleted in its entirety and replace with the following Bylaw:

“SECTION 1.6 Quorum. Except as otherwise provided by law or these Bylaws, the holders of one-third (1/3) of the shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.”

IN WITNESS WHEREOF, this Amendment to the Second Amended and Restated Bylaws of Greenlane Holdings, Inc. is executed on April 11, 2023.

/s/ Lana Reeve
Name:	Lana Reeve
Title:	Chief Financial and Legal Officer